[redacted]

04015334

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
revised

SEC FILE NUMBER
8- 48686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Castle Creek Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6051 El Tordo
(No. and Street)

Rancho Santa Fe (City) CA (State) 92067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Moody 858-756-8310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

750 B Street, Suite 1500 (Address) San Diego (City) CA (State) 92101 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 30 2004
WASH. D.C.
208

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED APR 07 2004 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William J. Ruh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Castle Creek Financial LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANAMARTA LAVIAGUERRE
Commission # 1292967
Notary Public - California
San Diego County
My Comm. Expires Feb 3, 2005

Signature

Executive Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CASTLE CREEK FINANCIAL LLC

(A Delaware Limited Liability Company)

Financial Statements and Schedules

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5. A statement of financial condition and supplemental report on internal accounting controls bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

KPMG

KPMG LLP
Suite 1500
750 B Street
San Diego, CA 92101

Independent Auditors' Report

The Members
Castle Creek Financial LLC:

We have audited the accompanying statements of financial condition of Castle Creek Financial LLC, a Delaware Limited Liability Company (the Company), as of December 31, 2003 and 2002, and the related statements of income and members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Castle Creek Financial LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 5, 2004

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)

Statements of Financial Condition

December 31, 2003 and 2002

Assets		**2003**	**2002**
Cash and cash equivalents (note 3)	$	130,000	221,000
Prepaid expenses		17,000	15,000
Other assets		3,000	3,000
Total assets	$	150,000	239,000
Liabilities and Members' Equity			
Liabilities:			
Accounts payable	$	2,000	2,000
Members' equity		148,000	237,000
Total liabilities and members' equity	$	150,000	239,000

See accompanying notes to financial statements.

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)

Statements of Income and Members' Equity

Years ended December 31, 2003 and 2002

		2003	2002
Revenue:			
Advisory service fees, net (note 3)	$	1,164,000	3,934,000
Interest income		2,000	4,000
		1,166,000	3,938,000
Expenses:			
Contract services		144,000	523,000
Other expenses		35,000	33,000
		179,000	556,000
Net income		987,000	3,382,000
Members' equity, beginning of year		237,000	155,000
Distributions to members		(1,076,000)	(3,300,000)
Members' equity, end of year	$	148,000	237,000

See accompanying notes to financial statements.

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income	$	987,000	3,382,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Increase in prepaid assets		(2,000)	—
Increase in accounts payable		—	2,000
Net cash provided by operating activities		985,000	3,384,000
Cash flows from financing activities:			
Distributions to members		(1,076,000)	(3,300,000)
Net increase (decrease) in cash and cash equivalents		(91,000)	84,000
Cash and cash equivalents at beginning of year		221,000	137,000
Cash and cash equivalents at end of year	$	130,000	221,000

See accompanying notes to financial statements.

(1) Description of Business and Summary of Significant Accounting Policies

(a) General

Castle Creek Financial LLC (the Company), a Delaware Limited Liability Company, has been licensed by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. to operate as a broker/dealer. The Company does not directly solicit or execute securities transactions, or hold funds or securities or owe money or securities to customers. The Company also does not carry accounts of or for customers.

The Company was formed on March 20, 1996 primarily to facilitate acquisitions and mergers and to provide advisory services. The Company earns advisory and placement fees for its services to clients. The Company is a limited liability company. Limited liability companies (LLCs) are formed in accordance with the laws of the state in which they are organized. LLCs are generally an unincorporated association of two or more persons, its members have limited personal liability for the obligations or debts of the entity, and they are classified as a partnership for federal income tax purposes. The Company is made up of eight members. Eggemeyer Corp. and WJR Advisory Corp. own 45.0% and 22.5% of the Company, respectively. The Company shall have a term of 99 years unless dissolved earlier in accordance with the provisions of the Operating Agreement of the Company or the Delaware Limited Liability Company Act.

Net income (loss) of the Company for each fiscal year is allocated among the members in proportion to their ownership percentages.

(b) Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d) Income Taxes

No income tax provision has been recorded in the Company's financial statements because the liability is that of the individual members and not that of the Company.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(Continued)

(2) Net Capital

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the rule, equal to the greater of $5,000 or 6-2/3% of "total aggregate indebtedness," as defined. As of December 31, 2003 and 2002, the Company had excess "net capital" of $123,000 and $214,000, respectively, which exceeded the minimum amount required of $5,000.

(3) Related Party Transactions

Under the agreements of limited partnership of Castle Creek Capital Partners Fund I, LP (Fund I), Castle Creek Capital Partners Fund IIa, LP (Fund IIa), and Castle Creek Capital Partners Fund IIb, LP (Fund IIb), each deemed a related party of the Company, the Company may provide advisory services to portfolio companies in which Fund I, Fund IIa, or Fund IIb invest (Portfolio Company). In the event the Company earns advisory fees from these Portfolio Companies, the Company is to pay the respective fund's partnership management fees to Castle Creek Capital LLC (CCC), the general partner of Fund I, Fund IIa, and Fund IIb, in an amount equal to the respective fund's fully diluted percentage profit interest in such Portfolio Company, divided by 100%.

For the years ended December 31, 2003 and 2002, the Company provided advisory services to First Community Bancorp, a Portfolio Company of Fund I, Fund IIa, and Fund IIb. Because of this relationship, the Company paid to CCC a total of $164,000 and $764,000 for the years ended December 31, 2003 and 2002, respectively, in management fee offsets related to these services. Management fee offsets are included as a reduction to advisory service fees in the accompanying statement of income and members' equity.

The Company maintains bank accounts with First National Bank, whose holding company is a Portfolio Company of Fund I, Fund IIa, and Fund IIb. The terms from First National Bank are the same as those available to its other customers.

(4) Liabilities Subordinated to Claims of General Creditors

The Company had no borrowings under subordination agreements at December 31, 2003 or 2002.

(5) Fair Value of Financial Instruments

The fair value is considered to be equal to the carrying value of cash and cash equivalents, accounts receivable, other assets, and accounts payable, as these financial instruments are either liquid or short-term in nature.

Schedule 1

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)

Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Net capital – members' equity	$	148,000
Add liabilities subordinated to claims of general creditors allowable in computation of net capital or loss and deferred tax provisions		—
Total net capital and allowable subordinated liabilities		148,000
Deduct:		
Nonallowable assets – prepaid expenses and other assets		20,000
Other deductions		—
Haircuts computed pursuant to Rule 15c3-1		—
Net capital	$	128,000
Total aggregate indebtedness – accounts payable	$	2,000
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess net capital at 1,500%	$	123,000
Excess net capital at 1,000%	$	123,000
Ratio: Aggregate indebtedness to net capital		0.016 to 1

Note: No material differences exist between the dollar amounts relected in this schedule and those reported on Part IIA of Form X-17A-5.

See accompanying independent auditors' report.

Schedule 2

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company does not carry customer accounts; therefore, it is not required to compute reserve requirements in Part IIA of Form X-17a-5.

See accompanying independent auditors' report.

Schedule 3

CASTLE CREEK FINANCIAL LLC

(A Delaware Limited Liability Company)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

	Market value	Number of items
Customers' fully paid securities and excess-margin securities not in the Company's possession or control as of December 31, 2003 (for which instructions to reduce to possession or control had been issued as of December 31, 2003) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3	None	None
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditors' report.